Reclassification of Capital Accounts
77J




Distributions to shareholders, which are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net investment income (loss) and accumulated net realized gains (losses) on the statement of assets and liabilities that more closely represent their tax character, certain adjustments have been made to paid-in-capital in excess of par, undistributed net investment income (loss) and accumulated net realized gain (loss) on investments. For the year ended January 31, 2002, the adjustments were to increase undistributed net investment income by $3,336,369, decrease paid-in-capital in excess of par by $3,394,144 and decrease accumulated net realized loss on investments by $57,775 due to a net operating loss and an overdistribution of long-term capital gains. Net investment income, net realized losses and net assets were not affected by this change.